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                                                  [LOGO]

MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528






                               MADGE NETWORKS N.V.
                       REPORTS FIRST QUARTER 2000 RESULTS

-    MADGE.WEB CUSTOMER BASE INCREASES 20 PER CENT

-    MADGE.WEB LAUNCHES NEW YORK CITY DATA CENTER AS GATEWAY TO EUROPE

-    MADGE.CONNECT ANNOUNCES GIGABIT NETWORKING FOR TOKEN RING

- MADGE.CONNECT FORMS STRATEGIC ALLIANCE TO DELIVER GLOBAL SUPPORT, SERVICE AND TRAINING FOR TOKEN RING CUSTOMERS

Amsterdam, The Netherlands (April 26, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its first fiscal quarter ended March 31, 2000.1 Madge Networks N.V. is the parent company of Madge.web Holdings B.V. and Madge.connect Holdings B.V.

Revenues for the first quarter were US$51.5 million, a sequential decrease of 1 per cent over fourth quarter 1999 revenues of $51.8 million and a 6 per cent increase over revenues of $48.8 million for the first quarter of 1999. The net loss for the quarter was $15.1 million, or $(0.36) per share, compared to a net loss of $5.3 million, or $(0.13) per share, for the fourth quarter of 1999. Excluding special gains the comparable net loss for the fourth quarter of 1999 was $14.0 million, or $(0.35) per share. The net loss for the first quarter of 1999 was $8.5 million, or $(0.20).

During the quarter, Madge Networks N.V. raised $29 million through the issuance of common stock under a Form F-3 primarily to fund continued investment in Madge.web. The Company intends to raise further funds during the course of 2000 to support continued investment in Madge.web.



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


MADGE.WEB


FINANCIAL HIGHLIGHTS                               Three months ended(1)
(Unaudited, in thousands)                        Mar. 31,          Dec. 31,
                                                  2000               1999
                                                --------           --------
Sales                                           $  7,868           $  7,788
Gross profit (loss)                             $ (6,854)          $ (4,871)
EBITDA (loss)                                   $(14,234)          $(10,579)

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.web is a Europe-based provider of rich content network and application services for finance and media companies. Madge.web revenues for the first quarter were $7.9 million, compared with $7.8 million for the fourth quarter of 1999. EBITDA (earnings before interest, taxes, depreciation, amortization and other non-cash charges) was $(14.2) million in the quarter as Madge.web continued to add staff and invest in the growth of its network infrastructure.

During the first quarter Madge.web expanded its customer base to 371, an increase of 20 per cent over the previous quarter. In February, Madge.web launched its New York City data and network operations center, which serves domestic customers and is a gateway to Madge.web's pan-European operation. The center connects to Madge.web's private Overnet, to provide American as well as European customers access to a comprehensive range of managed services including virtual private networking, hosting and storage, encoding, streaming media distribution and advertising delivery. To accelerate penetration of the European market, Peter Miller, former director of the Financial Services Division of EDS UK, was appointed vice president Sales for Europe.

"This has been a very positive quarter for Madge.web," said Robert Madge, CEO, Madge.web. "We are now beginning to see the fruits of our labor and our investment over the last few quarters, as orders for our advanced IP-based network and application services doubled sequentially to $1.8 million, against a very healthy total order flow of $8.8 million up from a good performance in the fourth quarter of $6.1 million.

----------
[FN]
(1) Gross profit for the fourth quarter is shown on a comparable basis


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"Now that we have our key foundations in place, we are continuing to roll out new services, and we are on track for the launch of our Madge Broadcast Network, powered by RealNetworks, during the second quarter. Our emphasis during 2000 is on further order momentum, an aggressive further deployment of sales and support personnel across Europe, and a broadening of the range of our rich content application services."

MADGE.CONNECT

FINANCIAL HIGHLIGHTS                                Three months ended
(Unaudited, in thousands)                        Mar. 31,          Dec. 31,
                                                  2000               1999
                                                --------           --------
Sales                                           $ 43,642           $ 44,016
Gross profit                                    $ 22,301           $ 23,162
EBITDA                                          $  4,903           $  3,233

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.connect is a global supplier of advanced networking products including Token Ring solutions, ISDN switching and IP-based video networking for large enterprises. Madge.connect revenues for the first quarter were $43.6 million, compared with $44.0 million for the fourth quarter of 1999. EBITDA was $4.9 million in the quarter.

During the quarter Madge.connect announced its initiative to address the Gigabit IP needs of Token Ring customers with the Smart GigIntegrator(TM), a high performance Gigabit backbone-class switch, and 100Mbps workgroup switching. These products, planned for availability in the second half of 2000, are part of Madge.connect's commitment to delivering state of the art Gigabit solutions for all Token Ring users. Madge.connect and VITAL Network Services LLC, a wholly-owned subsidiary of General DataComm Inc., announced in April that VITAL will become Madge.connect's strategic support provider and will deliver a multi-tiered support and training solution for Madge.connect customers.



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As part of its long-term business diversification strategy, Madge.connect has initiated some advanced research and development activities with the aim of bringing to market within 12 months a series of Internet-centric connectivity products.

"Overall I am pleased with the Token Ring revenue performance in the quarter and the continued quarter on quarter improvement in EBITDA, reflecting the success of our cost reduction activity. Our Smart GigIntegrator announcement in the first quarter gives us the industry's most complete product roadmap, maximizing customers' investment in Token Ring while providing IP networking at Gigabit speeds," said Michael Wilson, CEO, Madge.connect.

                                                                            Ends

Investors will have the opportunity to listen to management's discussion of its first quarter 2000 results in a conference call to be held Thursday, April 27th at 8:30 a.m. (Eastern Time) over the Internet through Vcall at www.vcall.com. To listen to the live call please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. A link to the Vcall will also be available from our website at www.madge.com. For those who cannot listen to the live broadcast, a replay will be available shortly thereafter by dialing 1-800-633-8284 (858-812-6440 for international callers), reservation #14876769, or by visiting our website at www.madge.com.

ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks N.V. (NASDAQ NM: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are located in Wexham Springs, United Kingdom, New York City and Dallas, Texas. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge.web Holdings B.V. and Madge.connect Holdings B.V. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com

ABOUT MADGE.WEB

Madge.web is a Europe-based provider of rich content network and application services for finance and media companies. These services are delivered via the company's Overnet, by-passing the public Internet to more than 30 countries around the world. Rich content services from Madge.web - architected to handle on-line video, audio, images and interactive media - include virtual private networking, managed hosting, storage, and marketing services, and will soon include workflow management, encoding services and streaming media distribution.

ABOUT MADGE.CONNECT

Madge.connect is a global supplier of advanced networking product solutions to large enterprises. As the market leader in Token Ring, Madge.connect is


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pioneering next generation networking solutions which enable the painless deployment of 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers' investments in Token Ring and ATM. As part of this strategy, Madge.connect provides a range of ISDN switching and IP-based video networking products for real-time multimedia communications across the network.

PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., ability to raise additional funds, changing technologies, competition, planned service and product launches, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to the company's plans to raise further funds, how those funds will be raised, the planned launch of our Madge Broadcast Network powered by RealNetworks, our planned emphasis on order momentum and aggressive further deployment of sales and support personnel across Europe, our intention to broaden our range of rich content application services including workflow management, encoding services and streaming media distribution, the ability of our future planned products to address the Gigabit IP needs of Token Ring customers, to allow customers to upgrade their systems painlessly and the planned release dates for these products, our aim to bring to market within 12 months a series of Internet-centric connectivity products and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.web, Madge.connect and Smart GigIntegrator are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:
Chris Bradley, Chief Financial Officer
MADGE NETWORKS N.V.
Tel: (+44) 1753 661172

Investor Relations Contact:
Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007

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



                              Madge Networks N.V.
                    Condensed Consolidated Balance Sheets(2)
                                   (Unaudited)
                                 (in thousands)

                                                                 MAR. 31,         DEC. 31,
                                                                   2000             1999
                                                                ---------       ---------
ASSETS
Current assets:
Cash, cash equivalents, and short-term investments(3)           $  28,419       $  29,971
Accounts receivable, net                                           41,363          38,655
Inventories                                                        13,335          16,160
Prepaid expenses and other current assets                          17,808          10,802
                                                                ---------       ---------
Total current assets                                              100,925          95,588

Investments, property and equipment, net                           45,045          44,834
Intangible assets, net                                             48,935          52,076
                                                                ---------       ---------
Total assets                                                    $ 194,905       $ 192,498
                                                                =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                        $  81,216       $  92,639
Income taxes payable                                               15,779          16,715
Short-term borrowings                                               4,627           7,107
Short-term obligations                                              2,723           3,298
                                                                ---------       ---------
Total current liabilities                                         104,345         119,759
Long-term obligations                                               2,956           3,563
                                                                ---------       ---------
Total liabilities                                                 107,301         123,322
Shareholders' equity                                               87,604          69,176
                                                                ---------       ---------
Total liabilities and shareholders' equity                      $ 194,905       $ 192,498
                                                                =========       =========

----------
[FN]
(2) The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

(3) Cash includes a balance of $9.2M at March 31, 2000 and $10.5M at December 31, 1999 that has restricted use.


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


                               Madge Networks N.V.
               Condensed Consolidated Statements of Operations(4)
                                   (Unaudited)
                                 (in thousands)


                                                        THREE MONTHS ENDED MARCH 31,
                                                         2000                  1999
                                                      ---------             ---------
Madge.web sales                                       $   7,868             $   4,903
Madge.connect sales                                      43,642                43,911
                                                      ---------             ---------
Net sales                                                51,510                48,814
Cost of sales                                            36,063                27,900
                                                      ---------             ---------
Gross profit                                             15,447                20,914
Operating expenses:
Sales & marketing                                        19,103                17,210
Research & development                                    5,682                 9,375
General and administrative                                5,399                 3,868
                                                      ---------             ---------
Total operating expenses                                 30,184                30,453
                                                      ---------             ---------
Loss from operations                                    (14,737)               (9,539)
Net interest (expense) income                              (115)                1,062
                                                      ---------             ---------
Loss before tax                                         (14,852)               (8,477)
Income tax provision                                        240                    --
                                                      ---------             ---------
Net Loss                                              $ (15,092)            $  (8,477)
                                                      =========             =========
Earnings per share
Basic                                                 $   (0.36)            $   (0.20)
Diluted                                               $   (0.36)            $   (0.20)
Weighted Average Shares Outstanding
Basic                                                    41,993                41,400
Diluted                                                  41,993                41,400



----------
[FN]
(4) The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.





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